Exhibit 99.1

Bitauto Announces Fourth Quarter and Fiscal Year 2018 Results

BEIJING, March 19, 2019 /PRNewswire/ -- Bitauto Holdings Limited ("Bitauto" or the "Company") (NYSE: BITA), a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018[1] .

Bitauto Fourth Quarter and Fiscal Year 2018 Highlights

•	Revenue in the fourth quarter of 2018 was RMB3.12 billion (US$453.7 million), a 25.2% increase from the corresponding period in 2017, exceeding the high-end of the Company guidance. Revenue in fiscal year 2018 was RMB10.58 billion (US$1.54 billion), a 31.0% increase from 2017.

•	Gross profit in the fourth quarter of 2018 was RMB1.69 billion (US$246.0 million), an 8.9% increase from the corresponding period in 2017. Gross profit in fiscal year 2018 was RMB6.34 billion (US$921.4 million), a 16.7% increase from 2017.

•	Loss from operations in the fourth quarter of 2018 was RMB325.3 million (US$47.3 million), compared to a loss from operations of RMB645.2 million (US$93.8 million) in the corresponding period in 2017. Loss from operations in fiscal year 2018 was RMB465.5 million (US$67.7 million), compared to a loss from operations of RMB1.08 billion (US$156.6 million) in 2017.

•	Non-GAAP income from operations in the fourth quarter of 2018 was RMB265.4 million (US$38.6 million), a 183.9% increase from the corresponding period in 2017. Non-GAAP income from operations in fiscal year 2018 was RMB1.11 billion (US$161.6 million), a 26.7% increase from 2017.

•	Net loss in the fourth quarter of 2018 was RMB398.3 million (US$57.9 million), compared to a net loss of RMB803.4 million (US$116.8 million) in the corresponding period in 2017. Net loss in fiscal year 2018 was RMB679.3 million (US$98.8 million), compared to a net loss of RMB1.43 billion (US$207.5 million) in 2017.

•	Non-GAAP net income in the fourth quarter of 2018 was RMB199.0 million (US$28.9 million), a 101.0% increase from the corresponding period in 2017. Non-GAAP net income in fiscal year 2018 was RMB934.7 million (US$135.9 million), a 30.1% increase from 2017.

•	Net loss attributable to Bitauto in the fourth quarter of 2018 was RMB416.7 million (US$60.6 million). Net loss attributable to Bitauto in fiscal year 2018 was RMB608.4 million (US$88.5 million).

•	Non-GAAP net income attributable to Bitauto in the fourth quarter of 2018 was RMB118.6 million (US$17.2 million). Non-GAAP net income attributable to Bitauto in fiscal year 2018 was RMB708.9 million (US$103.1 million).

•	Basic and diluted net loss per ADS in the fourth quarter of 2018 was RMB5.38 (US$0.78) and RMB5.38 (US$0.78), respectively. Basic and diluted net loss per ADS in fiscal year 2018 was RMB8.13 (US$1.18) and RMB8.13 (US$1.18), respectively.

•	Non-GAAP basic and diluted net income per ADS in the fourth quarter of 2018 was RMB1.58 (US$0.23) and RMB1.45 (US$0.21), respectively. Non-GAAP basic and diluted net income per ADS in fiscal year 2018 was RMB9.62 (US$1.40) and RMB8.90 (US$1.29), respectively.

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Mr. Andy Zhang, chief executive officer of Bitauto, said, “We were pleased to conclude 2018 with robust growth across all three of our business lines, amid softer passenger vehicle sales in China during the second half of the year. Our full year revenues increased by 31.0% over the previous year to RMB10.58 billion, and revenue in our advertising and subscription business reached RMB4.07 billion, representing 13.5% year-over-year growth. In particular, our core advertising and subscription business, which excludes contributions from subsidiaries in which we hold controlling interests, grew by 17.9% year-over-year for the full year. We also maintained strong growth in our transaction services business, with full year revenues increasing by 49.8% year-over-year to RMB5.37 billion. In our digital marketing solutions business, we recorded healthy revenue growth of 25.7% to RMB1.13 billion for the full year.”

“Since the introduction of our upgraded Bitauto media app in October 2018, we have seen a significant surge in traffic, user time spent, and the number of sales leads generated. According to Questmobile, in February 2019 daily active users of the Bitauto media app increased by 135% as compared to October 2018. In our subscription business, we further improved our ARPU in the fourth quarter attributable to the migration of more members to our premium service packages. We also made progress in building out our independent dealer network and covered over 22,000 independent dealers in the fourth quarter. As of the end of this February, we had developed over 1,000 paying customers among the independent dealers.”

“In our transaction services business, Yixin delivered steady results as its services continued to gain traction in the market. Yixin facilitated approximately 143,000 financed automobile transactions in the fourth quarter, while loan facilitation services contributed 60% of Yixin’s total financed automobile transactions, up significantly from 24% in the previous quarter. We expect Yixin’s loan facilitation services to continue growing in the following quarters.”

“Looking to the year ahead, we are cautiously optimistic about the outlook for China’s automobile industry, and we remain confident in our core business strategies to build Bitauto into China's top online auto media and transaction services platform. First, we will continue to improve content and user experience on the upgraded Bitauto media app to further solidify our leading industry position. With a wider range of engaging, user-centric content, our Bitauto media app’s ability to fulfill user needs across the entire automobile consumption cycle including automobile research, purchase, ownership and replacement is driving popularity among automobile consumers. Moreover, since a majority of users log on before they browse the app’s content, we are able to optimize our user profile database and improve the quality of the sales leads generated. We believe our upgraded media app will continue to enhance the value of the Bitauto brand and help reduce our customer acquisition costs going forward. Second, we will drive incremental revenue growth in our advertising business through data products which provide automakers with integrated results-driven marketing solutions. Building upon our extensive industry knowledge as well as our AI and big data analytic capabilities, our data products will allow automakers to roll-out highly targeted advertisements, content and marketing campaigns to achieve higher conversion results. Third, we will further develop our independent dealer network and expect to start monetization in 2019. As our subscription products already enjoy a high penetration rate in the new car 4S dealer market, we will look to further drive subscription revenue growth by offering tailored solutions for independent dealers, a vast and under-tapped market segment in China. Fourth, Yixin will remain focused on rapidly expanding its loan facilitation business, which is highly scalable and features a more attractive margin profile than its self-operated financing business. We believe that Yixin is well-positioned to gain market share in the automobile finance industry.”

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Mr. Ming Xu, chief financial officer of Bitauto, said, "We achieved solid top-line growth in the fourth quarter of 2018, with strong results across our advertising and subscription as well as transaction services businesses. Yixin saw healthy top-line results driven by solid growth in its total financed transaction volume, especially the rapid growth in its loan facilitation business. While we incurred additional marketing expenses during the quarter due to marketing campaigns to support our updated media app, we still saw margin expansion within our advertising and subscription business for the full year. Looking forward, with these factors behind us, we are optimistic about our margin outlook as we implement cost control measures and as Yixin enhances profitability through accelerating growth in its loan facilitation business.”

Adoption of New Revenue Guidance ASC 606

In May 2014, the FASB issued a new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers.” Bitauto has completed its assessment and noted the most significant impact is the change from presentation of value-added tax (“VAT”) on a gross basis to a net basis. Bitauto adopted the new revenue guidance starting from January 1, 2018 by applying the modified retrospective approach. Therefore, operating results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not restated and continue to be reported in accordance with the Company's historic accounting method under Topic 605.

To provide investors with a meaningful year-over-year comparison, Bitauto has provided reconciliation tables for the impact of adopting this new revenue guidance for the fourth quarter and fiscal year 2018 and the corresponding period in 2017. Other than in the Company’s consolidated statements of operations, the operating results are discussed and analyzed under the new revenue guidance, including those for the comparative period in 2017.

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	For the Three Months Ended December 31, 2018
	Under ASC 605	VAT adjustments	Under ASC 606
	RMB	RMB	RMB
	(in thousands)

Revenue	3,361,073	(241,518)	3,119,555
- Advertising and subscription business	1,251,458	(88,591)	1,162,867
- Transaction services business	1,689,402	(126,383)	1,563,019
- Digital marketing solutions business	420,213	(26,544)	393,669

Cost of revenue	(1,648,530)	220,287	(1,428,243)
Gross profit	1,712,543	(21,231)	1,691,312

Loss from operations	(325,251)	-	(325,251)

Net loss	(398,297)	-	(398,297)

	For the Three Months Ended December 31, 2017
	Under ASC 605	VAT adjustments	Under ASC 606
	RMB	RMB	RMB
	(in thousands)

Revenue	2,690,316	(198,198)	2,492,118
- Advertising and subscription business	1,098,598	(89,438)	1,009,160
- Transaction services business	1,269,862	(90,542)	1,179,320
- Digital marketing solutions business	321,856	(18,218)	303,638

Cost of revenue	(1,111,036)	171,463	(939,573)
Gross profit	1,579,280	(26,735)	1,552,545

Loss from operations	(645,177)	-	(645,177)

Net loss	(803,361)	-	(803,361)

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	For the Year Ended December 31, 2018
	Under ASC 605	VAT adjustments	Under ASC 606
	RMB	RMB	RMB
	(in thousands)

Revenue	11,384,102	(804,493)	10,579,609
- Advertising and subscription business	4,384,232	(310,014)	4,074,218
- Transaction services business	5,778,114	(407,243)	5,370,871
- Digital marketing solutions business	1,221,756	(87,236)	1,134,520

Cost of revenue	(4,977,386)	732,988	(4,244,398)
Gross profit	6,406,716	(71,505)	6,335,211

Loss from operations	(465,506)	-	(465,506)

Net loss	(679,316)	-	(679,316)

	For the Year Ended December 31, 2017
	Under ASC 605	VAT adjustments	Under ASC 606
	RMB	RMB	RMB
	(in thousands)

Revenue	8,751,259	(674,590)	8,076,669
- Advertising and subscription business	3,922,158	(334,118)	3,588,040
- Transaction services business	3,872,244	(286,309)	3,585,935
- Digital marketing solutions business	956,857	(54,163)	902,694

Cost of revenue	(3,234,680)	585,066	(2,649,614)
Gross profit	5,516,579	(89,524)	5,427,055

Loss from operations	(1,076,593)	-	(1,076,593)

Net loss	(1,426,988)	-	(1,426,988)

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Bitauto Fourth Quarter 2018 Results

Bitauto reported revenue of RMB3.12 billion (US$453.7 million) for the fourth quarter of 2018, representing a 25.2% increase from the corresponding period in 2017. The increase in revenue was attributable to the growth of the Company's transaction services business, advertising and subscription business and digital marketing solutions business.

•	Revenue from the advertising and subscription business for the fourth quarter of 2018 was RMB1.16 billion (US$169.1 million), representing a 15.2% increase from RMB1.01 billion (US$146.8 million) in the corresponding period in 2017.

•	Revenue from the transaction services business for the fourth quarter of 2018 was RMB1.56 billion (US$227.3 million), representing a 32.5% increase from RMB1.18 billion (US$171.5 million) in the corresponding period in 2017, mainly attributable to the revenue growth of self-operated financing business and loan facilitation services.

•	Revenue from the digital marketing solutions business for the fourth quarter of 2018 was RMB393.7 million (US$57.3 million), representing a 29.7% increase from RMB303.6 million (US$44.2 million) in the corresponding period in 2017.

Cost of revenue for the fourth quarter of 2018 was RMB1.43 billion (US$207.7 million), representing a year-over-year increase of 52.0% from the corresponding period in 2017. The increase was primarily due to increased funding costs related to Yixin’s self-operated financing business, increased commissions associated with Yixin’s loan facilitation services, and increased costs associated with sales of automobiles. Cost of revenue as a percentage of revenue in the fourth quarter of 2018 was 45.8%, compared to 37.7% in the corresponding period in 2017.

Gross profit for the fourth quarter of 2018 was RMB1.69 billion (US$246.0 million), representing an 8.9% increase from the corresponding period in 2017.

Selling and administrative expenses were RMB1.94 billion (US$282.5 million) for the fourth quarter of 2018, representing a 7.0% decrease from the corresponding period in 2017.

Product development expenses were RMB133.4 million (US$19.4 million) for the fourth quarter of 2018, representing an 18.2% decrease from the corresponding period in 2017.

Share-based compensation, which was allocated to related operating expense line items, was RMB421.6 million (US$61.3 million) in the fourth quarter of 2018, compared to RMB527.7 million (US$76.8 million) in the corresponding period in 2017. The decrease was mainly due to the options granted by Yixin Group Limited (“Yixin”) (SEHK: 2858) to its employees in the second half of 2017.

Loss from operations in the fourth quarter of 2018 was RMB325.3 million (US$47.3 million), compared to a loss from operations of RMB645.2 million (US$93.8 million) in the corresponding period in 2017.

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Non-GAAP income from operations in the fourth quarter of 2018 was RMB265.4 million (US$38.6 million), a 183.9% increase from the corresponding period in 2017.

Income tax expense in the fourth quarter of 2018 was RMB45.3 million (US$6.6 million), compared to an income tax expense of RMB2.6 million (US$0.4 million) in the corresponding period in 2017. This increase was mainly attributable to the impact of increased income from operations for the fourth quarter of 2018.

Net loss in the fourth quarter of 2018 was RMB398.3 million (US$57.9 million), compared to a net loss of RMB803.4 million (US$116.8 million) in the corresponding period in 2017. Net loss attributable to Bitauto in the fourth quarter of 2018 was RMB416.7 million (US$60.6 million). Basic and diluted net loss per ADS, each representing one ordinary share, in the fourth quarter of 2018 amounted to RMB5.38 (US$0.78) and RMB5.38 (US$0.78), respectively, taking into consideration of the accretion to redeemable noncontrolling interests amounting to RMB7.1 million (US$1.0 million).

Non-GAAP net income in the fourth quarter of 2018 was RMB199.0 million (US$28.9 million), a 101.0% increase from the corresponding period in 2017. Non-GAAP net income attributable to Bitauto in the fourth quarter of 2018 was RMB118.6 million (US$17.2 million). Non-GAAP basic and diluted net income per ADS in the fourth quarter of 2018 amounted to RMB1.58 (US$0.23) and RMB1.45 (US$0.21), respectively, taking into consideration of the accretion to redeemable noncontrolling interests amounting to RMB7.1 million (US$1.0 million).

Cash provided by operating activities, cash provided by investing activities, and cash used in financing activities in the fourth quarter of 2018 were RMB489.2 million (US$71.2 million), RMB1.40 billion (US$203.7 million), and RMB1.49 billion (US$217.2 million), respectively.

Bitauto Fiscal Year 2018 Results

Revenue in 2018 was RMB10.58 billion (US$1.54 billion), representing a 31.0% increase from 2017. The increase in revenue was attributable to the growth of the Company's transaction services business, advertising and subscription business and digital marketing solutions business.

•	Revenue from the advertising and subscription business in 2018 was RMB4.07 billion (US$592.6 million), representing a 13.5% increase from RMB3.59 billion (US$521.9 million) in 2017.

•	Revenue from the transaction services business in 2018 was RMB5.37 billion (US$781.2 million), representing a 49.8% increase from RMB3.59 billion (US$521.6 million) in 2017, mainly attributable to the revenue growth of self-operated financing business and loan facilitation services.

•	Revenue from the digital marketing solutions business in 2018 was RMB1.13 billion (US$165.0 million), representing a 25.7% increase from RMB902.7 million (US$131.3 million) in 2017.

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Cost of revenue in 2018 was RMB4.24 billion (US$617.3 million), representing a year-over-year increase of 60.2% from 2017. The increase was primarily due to increased funding costs related to Yixin’s self-operated financing business, increased commissions associated with Yixin’s loan facilitation services, and increased costs associated with sales of automobiles. Cost of revenue as a percentage of revenue in 2018 was 40.1%, compared to 32.8% in 2017.

Gross profit in 2018 was RMB6.34 billion (US$921.4 million), representing a 16.7% increase from 2017.

Selling and administrative expenses were RMB6.37 billion (US$926.6 million) in 2018, representing a 5.1% increase from 2017.

Product development expenses were RMB611.1 million (US$88.9 million) in 2018, representing an 8.0% increase from 2017.

Share-based compensation, which was allocated to related operating expense line items, was RMB896.4 million (US$130.4 million) in 2018, compared to RMB1.19 billion (US$172.5 million) in 2017. The decrease was mainly due to the options granted by Yixin Group Limited (“Yixin”) (SEHK: 2858) to its employees in the second half of 2017.

Loss from operations in 2018 was RMB465.5 million (US$67.7 million), compared to a loss from operations of RMB1.08 billion (US$156.6 million) in 2017.

Non-GAAP income from operations in 2018 was RMB1.11 billion (US$161.6 million), a 26.7% increase from 2017.

Income tax expense in 2018 was RMB175.9 million (US$25.6 million), compared to an income tax expense of RMB203.8 million (US$29.6 million) in 2017. The decrease was primarily attributable to the impact of preferential tax rate applicable to some of the Company’s subsidiaries in China.

Net loss in 2018 was RMB679.3 million (US$98.8 million), compared to a net loss of RMB1.43 billion (US$207.5 million) in 2017. Net loss attributable to Bitauto in 2018 was RMB608.4 million (US$88.5 million). Basic and diluted net loss per ADS, each representing one ordinary share, in 2018 amounted to RMB8.13 (US$1.18) and RMB8.13 (US$1.18), respectively, taking into consideration of the accretion to redeemable noncontrolling interests amounting to RMB28.1 million (US$4.1 million).

Non-GAAP net income in 2018 was RMB934.7 million (US$135.9 million), a 30.1% increase from 2017. Non-GAAP net income attributable to Bitauto in 2018 was RMB708.9 million (US$103.1 million). Non-GAAP basic and diluted net income per ADS in 2018 amounted to RMB9.62 (US$1.40) and RMB8.90 (US$1.29), respectively, taking into consideration of the accretion to redeemable noncontrolling interests amounting to RMB28.1 million (US$4.1 million).

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As of December 31, 2018, the Company had cash and cash equivalents and restricted cash of RMB9.37 billion (US$1.36 billion). Cash provided by operating activities, cash used in investing activities, and cash provided by financing activities in 2018 were RMB678.0 million (US$98.6 million), RMB7.47 billion (US$1.09 billion), and RMB5.01 billion (US$728.8 million), respectively.

The number of employees totaled 8,316 as of December 31, 2018, including employees of entities in which Bitauto has acquired and holds controlling interests. This represented a 2.83% year-over-year decrease, primarily due to the decreased headcounts in Yixin, following its strategic de-emphasis of used automobile transaction facilitation services.

As of December 31, 2018, the Company had a total of 72,739,966 ordinary shares. Non-GAAP basic and diluted per ADS figures for the fourth quarter of 2018 were calculated using a weighted average of 70,269,652 and 76,702,982 ADSs, respectively. Non-GAAP basic and diluted per ADS figures for fiscal year 2018 were calculated using a weighted average of 71,305,353 and 77,717,370 ADSs, respectively. Each ADS represents one ordinary share of the Company.

Yixin Fourth Quarter and Fiscal Year 2018 Highlights

In the fourth quarter of 2018, Bitauto’s controlled subsidiary Yixin, the primary operator of the Company’s transaction services business, facilitated approximately 143,000 financed automobile transactions, with the aggregate auto financing amount of approximately RMB11.30 billion (US$1.64 billion), through its loan facilitation services and self-operated financing business. In particular, Yixin’s third-party loan facilitation transactions continued to gain momentum, contributing 60% of the total financed automobile transaction volume in the fourth quarter, up from 24% in the previous quarter. In the fourth quarter of 2018, through its loan facilitation services for partner banks, Yixin facilitated approximately 86,000 financed automobile transactions, a year-over-year increase of approximately 11 times from the corresponding period in 2017.

In the fourth quarter of 2018, under U.S. GAAP, Yixin’s total revenues reached RMB1.59 billion (US$231.3 million); gross profit reached RMB614.7 million (US$89.4 million); net income was RMB17.3 million (US$2.5 million) and Non-GAAP net income was RMB119.2 million (US$17.3 million). Yixin's Non-GAAP net income is calculated as net income excluding share-based compensation of RMB67.5 million (US$9.8 million), amortization of intangible assets resulting from asset and business acquisitions of RMB34.4 million (US$5.0 million), and offset by tax effect of RMB0.04 million (US$0.01 million). In the fourth quarter of 2018, Yixin entered into certain transactions with other subsidiaries of Bitauto, which have been eliminated upon Bitauto’s consolidation of Yixin. The revenue that Yixin recorded for the services provided to those subsidiaries of Bitauto amounted to RMB11.4 million (US$1.7 million).

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For the year ended December 31, 2018, Yixin’s total financed automobile transactions increased by 21% year-over-year to approximately 484,000. The aggregate auto financing amount facilitated through its loan facilitation services and self-operated financing business was approximately RMB38.00 billion (US$5.53 billion), representing a 26% year-over-year increase. The accumulated total financed automobile transactions reached over 1.1 million as of December 31, 2018.

In 2018, Yixin cooperated with six banks and facilitated approximately 144,000 financed automobile transactions through its loan facilitation services, representing a 15 times year-over-year increase and approximately 30% of the total financed automobile transactions for the full year 2018.

For the year ended December 31, 2018, under U.S. GAAP, Yixin’s total revenues were RMB5.53 billion (US$804.7 million); gross profit reached RMB2.48 billion (US$360.0 million); net loss was RMB182.9 million (US$26.6 million) and Non-GAAP net income was RMB328.0 million (US$47.7 million). Yixin's Non-GAAP net income is calculated as net loss excluding share-based compensation of RMB348.8 million (US$50.7 million), amortization of intangible assets resulting from asset and business acquisitions of RMB163.1 million (US$23.7 million), and offset by tax effect of RMB1.0 million (US$0.1 million). In 2018, Yixin entered into certain transactions with other subsidiaries of Bitauto, which were eliminated upon Bitauto’s consolidation of Yixin. The revenue that Yixin recorded for the services provided to those subsidiaries of Bitauto amounted to RMB96.0 million (US$14.0 million).

As of December 31, 2018, Yixin had cash and cash equivalents and restricted cash of RMB5.65 billion (US$822.4 million), total finance receivables of RMB36.98 billion (US$5.38 billion), and total borrowings, including bank borrowings and asset-backed securitization debt, of RMB30.20 billion (US$4.39 billion).

As of December 31, 2018, 90+ days (including 180+ days) past due ratio and 180+ days past due ratio for all the financed transactions (including the third-party loan facilitations) were 0.92% and 0.42%, respectively; 90+ days (including 180+ days) past due ratio and 180+ days past due ratio for Yixin’s self-operated financing business were 1.10% and 0.52%, respectively.

Under U.S. GAAP, Yixin’s provision for credit losses of finance receivables for the fourth quarter of 2018 was RMB80.8 million (US$11.8 million), and for the year ended December 31, 2018 was RMB519.0 million (US$75.5 million). The balance of provision for credit losses of finance receivables was RMB350.8 million (US$51.0 million) as of December 31, 2018.

As a controlled subsidiary of Bitauto listed on the Hong Kong Stock Exchange, Yixin announced its consolidated financial statements under IFRS for fiscal year 2018. In order to help investors to understand the differences between IFRS and U.S. GAAP for Yixin's operation results, a reconciliation was prepared and presented at the end of this earnings release.

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First Quarter 2019 Outlook

Bitauto currently expects to generate revenue in the range of RMB2.47 billion (US$359.2 million) to RMB2.52 billion (US$366.5 million) in the first quarter of 2019, representing a 13.8% to 16.1% increase from the corresponding period in 2018.

This forecast takes into consideration of seasonality factors in Bitauto's business, and excludes any impact of foreign currency fluctuation. It reflects management's current and preliminary view, which is subject to change.

Conference Call Information

Bitauto's management will hold an earnings conference call at 8:15 AM on March 19, 2019 U.S. Eastern Time (8:15 PM on March 19, 2019 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
China:	800-8190-121 or 400-6208-038
International:	+65-6713-5090

Conference ID:	9490302

A replay of the conference call may be accessed by phone at the following number until March 27, 2019:

US:	+1-855-452-5696 or +1-646-254-3697
International:	+61-2-8199-0299

Conference ID:	9490302

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

[1] This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.8755 to US$1.00, the effective noon buying rate as of December 31, 2018 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

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About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry. Bitauto’s business consists of three segments: advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto's advertising and subscription business provides a variety of advertising services to automakers through the bitauto.com website and corresponding mobile apps. The website and mobile apps provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also provides transaction-focused online advertisements and promotional services to its business partners via Yixin’s online platform for automakers, automobile dealers, auto finance partners and insurance companies. Bitauto offers subscription services via its SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to automobile dealers in China. The SaaS platform enables automobile dealer subscribers to create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online.

Bitauto's transaction services business is primarily conducted by its controlled subsidiary, Yixin Group Limited (SEHK: 2858), a leading online automobile finance transaction platform in China, which provides transaction platform services as well as self-operated financing services.

Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data applications and digital image creation.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook of the Company and the quotations from management in this announcement, as well as Bitauto's strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto's filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

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Use of Non-GAAP Financial Measures

To supplement Bitauto's consolidated financial results presented in accordance with U.S. GAAP, Bitauto uses Non-GAAP income from operations, Non-GAAP net income, Non-GAAP net income attributable to Bitauto and Non-GAAP basic and diluted net income per ADS as Non-GAAP financial measures, and uses Yixin’s Non-GAAP income from operations and Yixin’s Non-GAAP net income as Non-GAAP financial measures to supplement the disclosure of financial performance of Yixin. Non-GAAP income from operations is defined as loss from operations excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions; and (iii) professional expenses incurred for the initial public offering of Yixin. Non-GAAP net income and Non-GAAP net income attributable to Bitauto, respectively, are defined as net loss and net loss attributable to Bitauto excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions; (iii) professional expenses incurred for the initial public offering of Yixin; (iv) reconciling items on the share of equity method investments; (v) impairment on equity investees; (vi) investment loss associated with non-cash investment matters; (vii) fair value adjustment of contingent considerations; (viii) amortization of the BCF discount on the convertible notes; and (ix) tax effect of Non-GAAP line items. Non-GAAP basic and diluted net income per ADS is defined as Non-GAAP net income attributable to ordinary shareholders of the parent company divided by basic and diluted weighted average number of ADS. Yixin's Non-GAAP income from operations is defined as loss from operations excluding (i) share-based compensation; and (ii) amortization of intangible assets resulting from asset and business acquisitions. Yixin’s Non-GAAP net income is defined as net income/(loss) excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions; and (iii) tax effect of Non-GAAP line items. These Non-GAAP financial measures provide Bitauto's management with the ability to assess its operating results by excluding certain items that may not be indicative of the performance of its business such as non-cash and non-recurring items. Bitauto believes these Non-GAAP financial measures are useful to investors by understanding supplemental information used by management in its assessment of operating results.

The use of Non-GAAP financial measures has certain limitations. These Non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the Non-GAAP financial measures. These Non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these Non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto or Yixin does.

Reconciliation of these Non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

Suki Li

Bitauto Holdings Limited

Phone: +86-10-6849-2145

ir@bitauto.com

Clarisse Pan

Foote Group

Phone: +86-10-8429-9544

bitauto@thefootegroup.com

13

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended
	December 31, 2017 *	December 31, 2018
	RMB	RMB

	(in thousands, except for share and per share data)

Revenue	2,690,316	3,119,555
Cost of revenue	(1,111,036)	(1,428,243)
Gross profit	1,579,280	1,691,312

Selling and administrative expenses	(2,088,212)	(1,942,155)
Product development expenses	(163,058)	(133,365)
Other gains, net	26,813	58,957
Loss from operations	(645,177)	(325,251)

Interest income	31,941	37,227
Interest expense	(37,265)	(29,442)
Share of results of equity investees	(32,085)	(21,258)
Investment loss	(118,208)	(14,310)
Loss before tax	(800,794)	(353,034)

Income tax expense	(2,567)	(45,263)
Net loss	(803,361)	(398,297)

Net (loss)/income attributable to noncontrolling interests	(144,996)	11,373
Accretion to redeemable noncontrolling interests	54,183	7,072
Net loss attributable to Bitauto Holdings Limited	(712,548)	(416,742)

Non-GAAP financial data
Non-GAAP net income	99,002	198,970
Non-GAAP net (loss)/income attributable to noncontrolling interests	(11,209)	73,336
Accretion to redeemable noncontrolling interests	54,183	7,072
Non-GAAP net income attributable to Bitauto Holdings Limited	56,028	118,562

Reconciliation of GAAP to Non-GAAP results

	For the Three Months Ended
	December 31, 2017	December 31, 2018
	RMB	RMB

Loss from operations	(645,177)	(325,251)
Share-based compensation	527,694	421,552
Amortization of intangible assets resulting from asset and business acquisitions	170,551	169,118
Professional expenses incurred for the initial public offering of Yixin	40,418	-
Non-GAAP income from operations	93,486	265,419

Net loss	(803,361)	(398,297)
Share-based compensation	527,694	421,552
Amortization of intangible assets resulting from asset and business acquisitions	170,551	169,118
Professional expenses incurred for the initial public offering of Yixin	40,418	-
Reconciling items on the share of equity method investments	11	(15,889)
Impairment on equity investees	21,223	-
Investment loss associated with non-cash investment matters	115,773	17,040
Amortization of the BCF discount on the convertible notes	31,362	8,002
Tax effect of Non-GAAP line items	(4,669)	(2,556)
Non-GAAP net income	99,002	198,970

Non-GAAP net income per ADS
Basic	0.75	1.58
Diluted	0.72	1.45

*The operating results for the fourth quarter of 2017 are not restated and are presented on a gross basis under Topic 605, while those for the fourth quarter of 2018 are presented on a net basis under Topic 606.

14

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Statements of Operations

	For the Year Ended
	December 31, 2017 *	December 31, 2018
	RMB	RMB

	(in thousands, except for share and per share data)

Revenue	8,751,259	10,579,609
Cost of revenue	(3,234,680)	(4,244,398)
Gross profit	5,516,579	6,335,211

Selling and administrative expenses	(6,059,046)	(6,370,718)
Product development expenses	(565,702)	(611,113)
Other gains, net	31,576	181,114
Loss from operations	(1,076,593)	(465,506)

Interest income	93,025	125,875
Interest expense	(92,633)	(79,090)
Share of results of equity investees	(71,866)	(76,810)
Investment loss	(75,097)	(7,889)
Loss before tax	(1,223,164)	(503,420)

Income tax expense	(203,824)	(175,896)
Net loss	(1,426,988)	(679,316)

Net loss attributable to noncontrolling interests	(147,991)	(99,021)
Accretion to redeemable noncontrolling interests	332,117	28,057
Net loss attributable to Bitauto Holdings Limited	(1,611,114)	(608,352)

Non-GAAP financial data
Non-GAAP net income	718,358	934,720
Non-GAAP net (loss)/income attributable to noncontrolling interests	(4,407)	197,759
Accretion to redeemable noncontrolling interests	332,117	28,057
Non-GAAP net income attributable to Bitauto Holdings Limited	390,648	708,904

Reconciliation of GAAP to Non-GAAP results

	For the Year Ended
	December 31, 2017	December 31, 2018
	RMB	RMB

Loss from operations	(1,076,593)	(465,506)
Share-based compensation	1,185,840	896,416
Amortization of intangible assets resulting from asset and business acquisitions	677,343	679,857
Professional expenses incurred for the initial public offering of Yixin	90,413	-
Non-GAAP income from operations	877,003	1,110,767

Net loss	(1,426,988)	(679,316)
Share-based compensation	1,185,840	896,416
Amortization of intangible assets resulting from asset and business acquisitions	677,343	679,857
Professional expenses incurred for the initial public offering of Yixin	90,413	-
Reconciling items on the share of equity method investments	692	(15,889)
Impairment on equity investees	21,223	17,589
Investment loss associated with non-cash investment matters	109,986	17,040
Fair value adjustment of contingent considerations	8,333	-
Amortization of the BCF discount on the convertible notes	57,244	30,092
Tax effect of Non-GAAP line items	(5,728)	(11,069)
Non-GAAP net income	718,358	934,720

Non-GAAP net income per ADS
Basic	5.45	9.62
Diluted	5.07	8.90

*The operating results for the fiscal year 2017 are not restated and are presented on a gross basis under Topic 605, while those for the fiscal year 2018 are presented on a net basis under Topic 606.

15

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2017	December 31, 2018
	RMB	RMB

	(in thousands)

Assets
Current assets
Cash and cash equivalents	9,555,027	4,576,820
Restricted cash	811,596	4,344,291
Accounts receivable, net	2,854,410	3,890,712
Uncollateralized finance receivables - current portion, net	2,963,926	5,226,642
Collateralized finance receivables - current portion, net	10,289,972	13,546,137
Other current assets	1,642,438	2,590,245
	28,117,369	34,174,847
Non-current assets
Restricted cash	672,736	446,108
Investments in equity investees	1,184,196	1,907,171
Investment in convertible notes	-	1,789,470
Property, plant and equipment, net	1,296,196	449,387
Intangible assets, net	1,726,321	996,941
Uncollateralized finance receivables - non-current portion, net	4,181,627	6,609,474
Collateralized finance receivables - non-current portion, net	12,356,080	11,494,820
Other non-current assets	1,981,207	1,875,720
	23,398,363	25,569,091

Total assets	51,515,732	59,743,938

Liabilities
Current liabilities
Short term borrowings	11,243,614	12,274,038
Asset-backed securitization debt	6,165,429	10,021,333
Accounts payable	2,176,627	2,909,051
Other current liabilities	3,113,569	3,433,227
	22,699,239	28,637,649
Non-current liabilities
Long term borrowings	5,074,273	4,626,756
Asset-backed securitization debt	2,611,821	3,764,348
Other non-current liabilities	892,728	2,406,748
	8,578,822	10,797,852

Total liabilities	31,278,061	39,435,501

Redeemable noncontrolling interests	301,953	360,010

Total equity	19,935,718	19,948,427

Total liabilities, redeemable noncontrolling interests and equity	51,515,732	59,743,938

16

Yixin

Unaudited Condensed Consolidated Statements of Operations

(in thousands)

	For the Year Ended
	December 31, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	RMB
	IFRS	Reconcilation	U.S. GAAP

Revenue	5,532,632	-	5,532,632
Cost of revenue	(3,057,209)	-	(3,057,209)
Gross profit	2,475,423	-	2,475,423

Selling and administrative expenses	(2,531,490)	(19,931)	(2,551,421)
Product development expenses	(239,460)	-	(239,460)
Other gains, net	111,703	(2,585)	109,118
Loss from operations	(183,824)	(22,516)	(206,340)

Interest income	61,663	-	61,663
Interest expense	(34,097)	-	(34,097)
Share of results of equity investees	1,382	-	1,382
Loss before tax	(154,876)	(22,516)	(177,392)

Income tax expense	(11,704)	6,211	(5,493)
Net loss	(166,580)	(16,305)	(182,885)

Reconciliation of GAAP to Non-GAAP results

	For the Year Ended
	December 31, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	RMB
	IFRS	Reconcilation	U.S. GAAP

Loss from operations	(183,824)	(22,516)	(206,340)
Fair value gains on financial assets*	(2,585)	2,585	-
Share-based compensation	348,826	-	348,826
Amortization of intangible assets resulting from asset and business acquisitions	165,419	(2,329)	163,090
Non-GAAP income from operations	327,836	(22,260)	305,576

Net loss	(166,580)	(16,305)	(182,885)
Fair value gains on financial assets*	(2,585)	2,585	-
Share-based compensation	348,826	-	348,826
Amortization of intangible assets resulting from asset and business acquisitions	165,419	(2,329)	163,090
Tax effect of non-GAAP line items	(364)	(646)	(1,010)
Non-GAAP net income	344,716	(16,695)	328,021

* This item is only reconciled under IFRS as the financial assets are not measured by fair value through profit or loss under U.S. GAAP.

17